                  Filed by Larscom Incorporated (Commission File No.: 001-12491)
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended


                                           Subject Company: Verilink Corporation
                                                (Commission File No.: 000-28562)


                                                                  [LARSCOM LOGO]

[VERILINK LOGO]


                                                           FOR IMMEDIATE RELEASE

                                                                        Contact:
                                                                      Bill Smith
                                                            Verilink Corporation
                                                          Vice President and CFO
                                                                    256.327.2204
                                                             bsmith@verilink.com

                                                                Donald W. Morgan
                                                            Larscom Incorporated
                                                          Vice President and CFO
                                                                    510.492.0800
                                                              morgan@larscom.com


                VERILINK AND LARSCOM SHAREHOLDERS APPROVE MERGER
                              AND ISSUANCE OF STOCK


MADISON, AL. AND NEWARK, CA -- JULY 27, 2004 -- Verilink Corporation (Nasdaq:
VRLK) and Larscom Incorporated (Nasdaq: LARS) today jointly announced that at Larscom's special meeting, its shareholders adopted and approved the Agreement and Plan of Merger, dated as of April 28, 2004, by and among Verilink, Larscom and SRI Acquisition Corp., a wholly owned subsidiary of Verilink, and approved the proposed merger of SRI Acquisition Corp. with and into Larscom pursuant to the merger agreement. At Verilink's special meeting, its shareholders approved the issuance of Verilink common stock to Larscom shareholders in the merger. As previously announced, at completion of the merger, each share of Larscom common stock will be converted into 1.166 shares of Verilink common stock. Completion of the merger remains subject to the conditions precedent in the merger agreement.

ABOUT VERILINK CORPORATION

Verilink provides customer premises voice and data access solutions to service providers, strategic partners and enterprise customers on a worldwide basis. Verilink is a market leader in voice over packet and voice over TDM IAD solutions including VoIP, VoDSL and VoATM. Data only offerings include access routers, probes, CSU/DSUs, DACS and network monitoring solutions. Verilink turnkey service solutions empower carriers with the flexibility to provide integrated services regardless of network technology. The Company's headquarters are located at 127 Jetplex Circle, Madison, AL 35758. Verilink stock trades on the Nasdaq National Market under the symbol VRLK. To learn more about Verilink, visit their website at www.verilink.com.

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                              Verilink and Larscom Announce Shareholder Approval
                                                                          Page 2

ABOUT LARSCOM INCORPORATED


Larscom enables high-speed access by providing cost-effective, highly reliable (carrier-class), and easy-to-use network access equipment. In June 2003, Larscom merged with VINA Technologies to create a worldwide leader in enterprise WAN access for the delivery of high-speed data, and integrated voice and data services with the deployment of more than 350,000 systems worldwide. Larscom's customers include major carriers, Internet service providers, Fortune 500 companies, small and medium enterprises, and government agencies worldwide. Larscom's headquarters are in Newark, California. Additional information can be found at www.larscom.com.

                                    - more -

INFORMATION ABOUT THE VERILINK/LARSCOM MERGER AND WHERE TO FIND IT

Verilink filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") containing the definitive joint proxy statement/prospectus regarding the proposed merger between Verilink and Larscom. In addition, Verilink and Larscom mailed to their respective shareholders a copy of the joint proxy statement/prospectus in connection with the merger. Before making any voting or investment decision with respect to the merger, investors and security holders of Verilink and Larscom are urged to read the registration statement and the joint proxy statement/prospectus, which contain important information about Verilink, Larscom, the proposed merger and related matters. Copies of the registration statement and the joint proxy statement/prospectus, as well as other SEC filings containing information about Verilink and Larscom, including annual, quarterly and special reports and proxy statements filed by both Verilink and Larscom may be obtained, without charge, at the SEC's website at www.sec.gov, or by visiting the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. In addition, investors and security holders of Verilink may obtain free copies of the joint proxy statement/prospectus by directing a written request to:
Corporate Secretary, Verilink Corporation, 127 Jetplex Circle, Madison, AL 35758, and investors and security holders of Larscom may obtain free copies of the joint proxy statement/prospectus by directing a written request to:
Corporate Secretary, Larscom Incorporated, 39745 Eureka Drive, Newark, CA 94560.

SAFE HARBOR STATEMENT

Except for the historical information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that shareholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, and the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are included in the joint proxy statement/prospectus referred to above, as well as Verilink's Annual Report on Form 10-K for the fiscal year ended June 27, 2003 and most recent quarterly report on Form 10-Q for the quarter ended April 2, 2004, and Larscom's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended, and most recent quarterly report on Form 10-Q for the quarter ended March 31, 2004, each of which were mailed to Verilink and Larscom shareholders along with the joint proxy statement/prospectus. These forward-looking statements speak only as of the date hereof. Verilink and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

                                       ###
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                              Verilink and Larscom Announce Shareholder Approval
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      Verilink and the Verilink logo are registered trademarks of Verilink
     Corporation. Larscom is a registered trademark of Larscom Incorporated.
                  All other trademarks or registered trademarks
                   are the property of the respective owners.